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                              July 20, 2023

       Kelvin Ang
       Chief Executive Officer
       FBS Global Limited
       74 Tagore Lane
       #02-00 Sindo Industrial Estate
       Singapore 787498

                                                        Re: FBS Global Limited
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed June 27, 2023
                                                            File No. 333-269469

       Dear Kelvin Ang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-1 filed June 27,
2023

       General

   1.                                                   Paragraph 1.(a) of
Exhibit 1.1 appears to describe only an offering by the registrant, whereas your
registration statement describes an offering by the registrant and a resale offering. Please
reconcile.
   2.                                                   Paragraph 2.4 of
Exhibit 5.1 appears to include an inappropriate assumption by counsel.
                                                        Please file a revised
opinion.
   3. Page Alt-1 refers to the resale of 2,084,337 shares, which is a different number than is included in the table
on page Alt-2. Please reconcile. Also revise Exhibit 5.1 as
                                                        appropriate.
 Kelvin Ang
FBS Global Limited
July 20, 2023
Page 2

       You may contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameKelvin Ang
                                                          Division of
Corporation Finance
Comapany NameFBS Global Limited
                                                          Office of
Manufacturing
July 20, 2023 Page 2
cc:       David L. Ficksman, Esq.
FirstName LastName